EXHIBIT E

FORM OF LETTER OF ACCEPTANCE IN Connection with the Fund's Acceptance of Tenders of SHARES

[__________________], 2024

Dear Shareholder:

Cross Shore Discovery Fund (the “Fund”) has received your tender of all or a portion of your Institutional Shares of the Fund (“Shares”) pursuant to its Offer to Purchase dated August 5, 2024 (the “Offer”) and accepts all or a portion of your tender. As of the Expiration Date of the Offer, the Fund will determine whether it can accept all or only a portion of your tender. If the Offer is oversubscribed, the Fund will generally repurchase only a pro rata portion of the Institutional Shares tendered by each shareholder.

In addition, a Shareholder tendering only a portion of its Shares will be required to continue to hold Shares with a value of at least $25,000 after giving effect to the repurchase of Shares by the Fund. If a Shareholder tenders an amount that would cause the value of its Shares (after giving effect of a repurchase) to fall below $25,000, the Fund may reduce the amount to be repurchased so that value of the Shareholder’s account is at least $25,000 or the Fund may repurchase all of the Shareholder’s Shares.

Because you have tendered all or a portion of your investment, you will paid cash equal in an amount not less than ninety-five percent (95%) of the unaudited net asset value of the Shares, determined as of the Valuation Date (the “Initial Payment”). The Initial Payment will be made within sixty-five (65) calendar days after the Expiration Date. A second and final payment (the “Final Payment”) (which will not be credited for interest) will be made in an amount equal to the excess, if any, of (1) the value of the repurchased Institutional Shares, determined as of the Valuation Date, over (2) the Initial Payment. Unless the existence of changes in tax or other laws or regulations, delays in withdrawal proceeds from Portfolio Funds, or unusual market conditions result in a delay, the Final Payment will be made within 2 business days of the completion of the next annual audit of Shares by the Fund’s independent registered public accountant.

Should you have any questions, please feel free to contact the Fund at 1-844-300-7828.

Sincerely,

Cross Shore Discovery Fund